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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                                  OMB APPROVAL
                         ----------------------------
                         OMB Number: 3235-0145
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                    Under the Securities Exchange Act of 1934

                              (Amendment No.    )*
                                            ----

                           Federal Signal Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    313855108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2/92)                Page 1 of 5 pages

-------------------------------------------------                                          ----------------------------------------
             CUSIP NO. 313855108                                 13G                              Page    2    of    5    Pages
                       ----------                                                                      -------    -------
-------------------------------------------------                                          ----------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Fifth Third Bancorp
                        31-0854434
-----------------------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                              (a) [X]

                                                                                                              (b) [ ]

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    3       SEC USE ONLY


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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ohio corporation
-----------------------------------------------------------------------------------------------------------------------------------
                                          5      SOLE VOTING POWER
             NUMBER OF
              SHARES                                       2,687,924
           BENEFICIALLY
             OWNED BY               -----------------------------------------------------------------------------------------------
               EACH                       6      SHARED VOTING POWER
             REPORTING
              PERSON                                          52,566
               WITH                 -----------------------------------------------------------------------------------------------
                                          7      SOLE DISPOSITIVE POWER

                                                           2,679,083
                                    -----------------------------------------------------------------------------------------------
                                          8      SHARED DISPOSITIVE POWER

                                                             91,808
-----------------------------------------------------------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                2,770,891
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   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                               NOT APPLICABLE
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   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                6.08%
-----------------------------------------------------------------------------------------------------------------------------------
   12       TYPE OF REPORTING PERSON*

                                HC
-----------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                   Page 2 of 5 pages

Federal Signal Corporation                                           Page 3 of 5
313855108

Item 1 (a)        Name of Issuer:

                  Federal Signal Corporation

Item 1 (b)        Address of Issuer's Principal Executive Office:

                  1415 West 22nd Street
                  Oak Brook, IL  60521-9945

Item 2 (a) - (c) Names, Addresses & Citizenship of Persons Filing:

                  Fifth Third Bancorp
                  38 Fountain Square Plaza
                  Cincinnati, Ohio  45263


Item 2 (d)        Title of Class of Securities:

                  Common Shares, without par value

Item 2 (e)        CUSIP Number:

                  313855108

Item 3 Fifth Third Bancorp is filing as a parent holding company in accordance with Section 240.13 (d-1) (b) (ii) (G) of the Exchange Act Rules.

Item 4            Ownership:

                  This report relates to beneficial holdings by Fifth Third Bancorp, through several of its banking subsidiaries, of an aggregate of 2,770,891 outstanding shares of the Common Stock of Federal Signal Corporation, no par value.

                  The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)         Amount Beneficially Owned:

            Fifth Third Bancorp, through fiduciary accounts held in its banking subsidiaries, has neither voting power no dispositive power with respect to 106,382 shares and are not deemed to be beneficially owned.

            The following are held in fiduciary accounts in Bancorp's banking subsidiaries and are deemed to be beneficially owned:

Federal Signal Corporation                                           Page 4 of 5
313855108

                  Powers:
                                                             No. of Shares
                  Full voting; full dispositive                   2,679,083
                  Full voting; shared dispositive                     8,841
                  Full voting; no dispositive                           -0-
                  Shared voting; full dispositive                       -0-
                  Shared voting; shared dispositive                  52,566
                  Shared voting; no dispositive                         -0-
                  No voting; full dispositive                           -0-
                  No voting; shared dispositive                      30,401
                  No voting; no dispositive                         106,382

         (b)      Percentage of Class:

                  Fifth Third Bancorp has aggregate beneficial ownership of 6.08%.

         (c)      Number of Shares as to which such Person has:

                  (i)      Sole Power to Vote or to Direct
                           the Vote                                       2,687,924

                  (ii)     Shared Power to Vote or to Direct
                           the Vote                                          52,566

                  (iii)    Sole Power to Dispose or to Direct
                           the Disposition of                             2,679,083

                  (iv)     Shared Power to Dispose or to Direct
                           the disposition of                               91,808


Item 5                     Ownership of Five Percent or Less
                           of a Class.

                           Not Applicable

Item 6                     Ownership of More than Five Percent on Behalf of
                           Another Person.

                           Not Applicable
Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Parent Holding Company.

                           Fifth Third Bancorp, as parent holding company of the
banking subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Section 240.13 (d-1)(b) (ii) (G) of the Exchange Act Rules, none of which hold more than 5% of the outstanding stock of the Issuer.

         List of Banking Subsidiaries                Federal Tax ID Number              Item 3 Classification
         ----------------------------                ---------------------              ---------------------
         Fifth Third Bak                                    31-0854433                         BK
         Fifth Third Bank of Columbus                       31-1137357                         BK
         Fifth Third Bank of Northwestern Ohio              34-4208980                         BK
         Fifth Third Trust Co. & Savings Bank, FSB          59-3085783                         BK
         Fifth Third Bank of Northern Kentucky              61-0335110                         BK

Federal Signal Corporation                                           Page 5 of 5
313855108

         Fifth Third Bank of Central Indiana                  35-0545660                         BK
         Fifth Third Bank of Western Ohio                     31-0676865                         BK
         Fifth Third Bank of Kentucky, Inc.                   61-0290030                         BK
         Fifth Third Bank of Northeastern Ohio                34-1796329                         BK



Items 8-9         Not Applicable


Item 10           Certification

            By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13,1998
----------------
Date

THE FIFTH THIRD BANCORP



By:     MICHAEL K. KEATING
   --------------------------------------

Name:  Michael K. Keating
     ------------------------------------
Title: Secretary